Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

August 18, 2016

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust 260 (the “Fund”)

(File No. 333-211891) (CIK# 1676332)

Ladies/Gentlemen:

In connection with the response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund, we acknowledge that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;
2.	Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and
3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Smart Trust 260

By: Hennion & Walsh, Inc.

By	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory